Room 4561

	June 22, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 3 to Registration Statement on
Form
SB-2
	Filed May 27, 2005
	File No. 333-116512

      Form 10-KSB/A for the fiscal year ended June 30, 2004
	Form 10-QSB/A for the fiscal quarter ended September 30, 2004 Form 10-QSB/A for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-22773

Dear Mr. Ghauri:

      We have reviewed your amended filings and have the following comments.

Post-effective Amendment No. 3 to Registration Statement on Form
SB-2

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial
Statements, p. 37

Prior Comment No. 2

1. Further explain the terms of the second installment. You indicate in your response that the base amount is due and payable to CQ Systems` shareholders in March 2006 and will be adjusted up or down based on the performance of CQ Systems. Based on disclosure from your filings, 49.9% of CQ Systems` revenue for the period ending March 31, 2006 after certain adjustments multiplied by 1.3 is payable
12 months from the date of closing. Tell us whether, at the date of closing, you have agreed to pay a certain amount to CQ Systems` shareholders related to this second installment and whether there are any minimum or maximum amounts due.

2. We note that you have recorded the second installment as a liability. Explain how your accounting complies with SFAS 141. More specifically, tell us why you believe that this consideration is determinable beyond a reasonable doubt. Refer to paragraph 25 of SFAS 141. Additionally, paragraph 28 indicates that contingent consideration that is based on maintaining or achieving specified earnings levels in future periods should not be recorded at fair value until the contingency is resolved and the additional consideration is distributable. Explain how the contingency surrounding this transaction (i.e., 2006 earnings of CQ Systems) is resolved as of acquisition date. Also explain how the additional consideration is distributable if the amount is not due until 12 months after closing.

3. We note that the second installment is due 12 months from closing
and, accordingly, you have recorded a note payable in the amount of
$3,353,587 that bears no interest.  Tell us how you considered APB
21
in determining the amount at which to record this liability. It would appear that since the note stipulates no interest, the value of the liability should be determined by discounting the future payment on the note using an imputed rate of interest.

Prior Comment No. 3

4. As previously requested, describe your methodology for determining the value assigned to each major intangible asset class.
Specifically, tell us how you valued the maintenance contracts for each customer to determine the value assigned to customer lists and how you valued the license contracts to determine the value assigned to product licenses. For example, indicate if you used the present value of future cash flows, etc. Also describe the basis for the assumptions used in your valuation.

CQ Systems Limited Financial Statements

Independent Auditor`s Report, p. 3

Prior Comment No. 8

5. We note the report by accountants of CQ Systems dated January
24,
2005. Revise the report in your Form SB-2 and your Form 8-K/A filed
June 9, 2005 to comply with Article 2-02 of Regulation S-X. Also see paragraph 8 of AU Section 508.

Notes to Financial Statements

Note 1.b. Revenue, p. 8

Prior Comment No. 10

6. Reconcile your statement on page seven of the unaudited
financial
statements of CQ Systems for the nine months ended December 31,
2004
that states "[f]or other services related activity, revenue is recognized when earned and billed using the time and material basis" with your statement on page 8 of the March 31, 2004 audited financial statements that states "...revenue is recognized on a percentage of completion basis."

7. Explain the method used to recognize revenue from data transfer, customization, implementation and training. Explain why this method is appropriate. Cite the authoritative literature relied upon in your accounting. As previously requested, if you use percentage of completion, explain why the use of contract accounting is appropriate. Identify the output or input measure you use to recognize revenue. In order to assist us in our understanding of your policy, also tell us the payment terms for each of these types of service arrangements.

Netsol Technologies, Inc. and Subsidaries Consolidated Financial
Statements for the Fiscal Year Ended June 30, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, p. F-2

Prior Comment No. 17

8. Your response indicates that the report was modified to refer to
"NetSol" rather than "Network" Technologies due to a typographical.
We are unable to locate this modification in your audit report.
Revise the audit report in the Forms 10-KSB and SB-2 accordingly.

Prior Comment No. 20

9. As requested in our prior comment, please have Saeed Kamran
Patel
& Co. revise the audit reports for Netsol (Pvt.) Ltd, Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. to combine the audit reports for the two audit periods, June 30, 2004 and 2003, into one report following the guidance in AU 508. In this regard, ensure Saeed Kamran Patel & Co. includes only one audit report for each subsidiary that covers the two audit periods, June 30, 2004 and 2003. Revise the audit report in the Forms 10-KSB and
SB-2.

10. We note that the opinion paragraph in the audit reports issued by
Saeed Kamran Patel & Co. only expresses an opinion on the financial position of the respective subsidiary and its cash flows but does not opine on the results of operations. Please request that Saeed Kamran
Patel & Co. Revise the audit reports to express an opinion on the results of operations of each of the subsidiaries for which reports are relied upon.

11. We note that each of the reports of Saeed Kamran Patel & Co.
is
dated May 11, 2005. Explain how Kabani & Company was able to rely on the reports of the other auditor as a reasonable basis for their opinion dated August 2, 2004 if these reports were not yet completed.

Prior Comment No. 21

12. We note your response to comment no. 21 in our letter dated
April
27, 2005. In light of the fact that Saeed Kamran Patel & Co. has made contact with the Office of the Chief Accountant and has requested the information necessary in order for the firm to begin to demonstrate its knowledge and experience in applying US GAAP, PCAOB
Standards and the financial reporting rules and independence requirements of the Commission, we will continue to process your filing. Once we have completed our review of your filings and all outstanding comments have been resolved, we will re-evaluate your request for the post-effective registration statement to be declared effective. Please note that we expect Saeed Kamran Patel & Co. to continue to work with the Office of the Chief Accountant throughout this period so that the Office of the Chief Accountant is able to complete their review and make a determination as to whether Saeed Kamran Patel & Co. has met the qualifications to appear and practice as an independent auditor before the Commission.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, p. F-14

Prior Comment No. 25

13. Based on your response letters dated March 23, 2005 and May
27,
2005, our understanding is that amounts included in "Revenues in excess of billings" relate to revenue recognized on license contracts accounted for using the percentage of completion method that have yet to be billed. Your response to comment no. 21 in our letter dated March 23, 2005 also indicates that the total license fee amount is recognized in revenue upon the initiation of the project. As previously requested, explain why upfront recognition of the license fee is appropriate for contracts recognized using the percentage of completion method.

14. Explain the method you use to measure progress toward completion on arrangements recognized using percentage of completion calculation. Revise your revenue recognition policy to include this information.

15. Reconcile your statement from the March 23, 2005 response letter,
which stated that "the payment of this license fee is in stages with
every stage linked to a completion of a certain pre agreed phase," with your recent response in the letter dated May 27, 2005 that the
"the license fee is a one-time charge for the purchase of the software...."

Prior Comment No. 26

16. In your revenue recognition policy, you state that the entire arrangement is accounted for using the percentage of completion method for arrangements requiring significant production, modification, or customization of software. This disclosure would seem to indicate that the fee for the license and all other services for these types of arrangements are recognized together using the percentage of completion method. We note from your response letter dated May 27, 2005 that the license fee is a set price and the other services are billed on a time and material basis. Explain how you determine the amount of revenue to recognize on these arrangements.
If you recognize revenue from each of these deliverables separately, tell us how you meet each of the criteria required for segmenting contracts in paragraphs 40 and 41 of SOP 81-1.

Note 11 - Convertible Debenture, p. F-31

Prior Comment No. 29

17. We note that the beneficial conversion feature of the March
24,
2004 convertible debenture was determined by using a 20% discount of the full debenture from the market price of the underlying stock. Tell us with the assumptions used in determining this 20% discount.
Since your stock price on March 24, 2005 was $2.97 and the conversion rate of the loan was $1.86, tell us why a 38% discount was not used.
Provide us with your calculation.

Form 10-KSB/A for the fiscal year ended June 30, 2004

Item 8A. Controls and Procedures

18. It does not appear that you have addressed the concern expressed in comment no. 13 in our letter dated April 27, 2005. Your draft disclosure as to the effectiveness of your disclosure controls and procedures is more limited than what is required pursuant to Rule 13a-15 under the Exchange Act. Pursuant to Rule 13a-15(e), disclosure controls and procedures means controls and other procedures that are designed "to ensure that information required to be disclosed by [you] in the reports that [you] file[] or submit[] under the [Exchange ]Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms." Such disclosure controls and procedures "include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange ]Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

Your statement appears to suggest that your disclosure controls and procedures are effective, but only to the extent that "all material information required to be filed in [your annual report] on Form 10-
KSB/A has been made known to [your chief executive officer and chief financial officer]," which is more limited than what the definition of disclosure controls and procedures encompasses. Please revise your Form 10-KSB and subsequent interim filings to disclose whether your disclosure controls and procedures, as defined in Rule 13a-15(e), are effective.

19. It does not appear that you have addressed the concern expressed in comment no. 15 in our letter dated April 27, 2005. Your draft disclosure with respect to changes in your internal controls does not meet the requirements of Item 308(c) of Regulation S-B. Please revise your Form 10-KSB/A and subsequent interim filings to disclose whether there has been any change in your "internal control over financial reporting" that occurred during the respective fiscal quarters that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Item 308(c) and Release No. 33-8328 for additional guidance.

20. We note your response to comment no. 12 in our letter dated
April
27, 2005 and your draft disclosure with respect to the same. It appears that your quarterly meetings (your response letter indicates that such meetings occur monthly) to discuss changes in accounting policy and financial reporting and the duty of your audit committee to review any new policies is a change in your internal control over financial reporting that occurred during the quarter ended March 31,
2005. If so, your draft disclosure with respect to the foregoing in your Form 10-KSB/A and your Forms 10-QSB/A for the quarters ended September 30, 2004 and December 31, 2004 are ambiguous with respect to when the change occurred and it should be clarified in your Form
10-Q for the quarter ended March 31, 2005 that such change occurred in the quarter. Please also note that Item 308(c) only requires disclosure of any changes to your internal controls in the applicable quarter.

Exhibits 31.1 and 31.2

Prior Comment No. 30

21. With respect to your Form 10-KSB and your subsequent interim reports, please conform your certifications to the language for such certifications as set forth in Item 601(b)(31) of Regulation S-B. We note certain deviations in your draft certifications from the required language.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than July 6, 2005. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 551-3855, or
Melissa
Walsh at (202) 551-3224, if you have questions or comments on the financial statements and related matters. Please contact Daniel
Lee
at (202) 551-3477, or Perry Hindin at (202) 551-3444, for
assistance
on other matters. If you need further assistance, you may contactor me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197